ASX ANNOUNCEMENT

(ASX: NVX)

EXHIBIT 99.1

28 September 2023

NOVONIX to Host Investor Webcast for Business Update

BRISBANE, Australia, September 28, 2023 – NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, today announced it will host a webcast on Thursday, October 5th, 2023 at 8:30 a.m. AEDT to provide a business update and discuss recent operational milestones.

During the webcast, NOVONIX CEO, Dr. Chris Burns will provide an in-depth technical review and an update across the business including Battery Technology Solutions, Anode Materials and Cathode Materials. More specifically, this event will cover recent milestones and provide an update on the Company’s progress in growing its high-performance synthetic graphite anode material manufacturing operations in North America.

Participants can register for the business update on the NOVONIX investor relations website. To avoid potential delays, please join at least 10 minutes prior to the start of the conference call.

Event Details

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Date/Time:
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For Australia - Thursday, October 5th, 2023 at 8:30 a.m. AEDT
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For North America - Wednesday, October 4th, 2023 at 5:30 p.m. EDT
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Live Webcast Link

Shareholders are encouraged to submit questions to ir@novonixgroup.com. A replay of the webcast will be made available on NOVONIX’s investor relations website following the event.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Lori Mcleod, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA